

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 14, 2022

Dennis Logan
Chief Financial Officer
Planet 13 Holdings Inc.
2548 West Desert Inn Road, Suite 100
Las Vegas, Nevada 89109

      Re: Planet 13 Holdings Inc.
          Amendment No. 2 to Registration Statement on Form 10-12G
          Filed February 10, 2022
          File No. 000-56374

Dear Mr. Logan:

     We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                    Sincerely,

                                    Division of Corporation Finance
                                    Office of Life Sciences

cc: Mehrnaz Jalali, Esq.